FULBRIGHT & JAWORSKI L.L.P.

A REGISTERED LIMITED LIABILITY PARTNERSHIP
666 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10103-3198
WWW.FULBRIGHT.COM

JOHANNES K. GÄBEL
[redacted]

DIRECT DIAL: (212) 318-3072
TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

07022876

April 12, 2007

SEC MAIL PROCESSING
RECEIVED
APR 2007
WASH, D.C.
203

SUPPL

VIA CERTIFIED MAIL
<u>RETURN RECEIPT REQUESTED</u>

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Flughafen Wien AG/ Vienna International Airport (the "Company")
File No. 82-3907

Dear Madam or Sir:

Subsequent to our last submission, enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

PROCESSED
APR 26 2007 E
THOMSON
FINANCIAL

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

dlw 4/25

45860311.1

FILE NO. 82-3907

Open for new horizons.

Vienna International Airport

Flughafen Wien AG:
Participation in tender for terminal operations at Antalya Airport

Flughafen Wien AG announced today that it will submit a bid – together with the Turkish partner Celebi Hava Servisi A.S. – for the concession to operate the three terminals at Antalya Airport. The term of the concession covers a period of 17 years. Revenues are comprised of a passenger tariff and turnover duties from the non-aviation sector. The concession will be awarded through a tender by the Directorate of State Airports Authority in Ankara.

The Antalya project represents an excellent match for the internationalisation strategy of Flughafen Wien AG. Antalya Airport comprises one national and two international terminals, and is located roughly 10 km east of the city centre. With ca. 16 million passengers per year, Antalya is the largest tourist airport in Turkey. The two international terminals are currently operated by CELEBI and FRAPORT. Plans by the government now call for the awarding of a concession for the operation of all three terminals. Antalya Airport has registered strong above-average increases in the number of passengers over recent years, and this positive trend is expected to continue in the future. For the Turkish economy, the fourth quarter of 2006 and full year 2007 are expected to bring dynamic growth in exports and rising consumer confidence.

For additional information contact:

Michael Kochwalter (+43-1-) 7007-22300
Brigitta Pongratz (+43-1-) 7007 23000

16/07 ... KA/BP ... 12. April 2007

FILE NO. 82-3907

Open for new horizons.

Vienna International Airport

Vienna International Airport: +12.9% in passengers during March
Excellent development of traffic to the east: + 21.8%

Vienna International Airport also recorded sound traffic growth during March. In comparison to March 2006, the number of passengers increased 12.9% to 1,412,727. Flight movements rose by 3.8% and maximum take-off weight (MTOW) by 4.4%. In addition, a strong plus of 17.0% was recorded in transfers.

Sound development of traffic to Eastern Europe and the Near East
The positive trend in the development of passenger traffic (scheduled + charter flights) to Eastern Europe and the Near East continued during the past month. Destinations in Eastern Europe reported a plus of 21.8% and the Near East registered an increase of 34.3% for March 2007.

The number of passengers handled by Vienna International Airport during the first quarter of 2007 rose by 9.4% to a total of 3,691,415. In addition, transfers increased by 13.1%. Growth of 4.4% was recorded in maximum take-off weight (MTOW), 4.2% in flight movements and 0.6% in cargo.

Results in Detail

	March 2007	Change in %	January to March 2007	Change in %
Passengers:	1,412,727	+12.9	3,691,415	+9.4
Transfer passengers:	492,332	+17.0	1,322,164	+13.1
Maximum take off weight (in tonnes):	568,602	+4.4	1,578,951	+4.4
Flight movements (arrival + departure):	20,162	+3.8	56,482	+4.2
Cargo in tonnes (air cargo and trucking):	23,994	-1.5	62,970	+0.6

For additional information contact: Michael Kochwalter (+43-1-) 7007-22300
Brigitta Pongratz (+43-1-) 7007 23000

15/07 ... KA/EK ... 12. April 2007

FILE NO. 82-3907

Open for new horizons.

Vienna International Airport

Flughafen Wien AG on the tender for the concession at Antalya Airport

Flughafen Wien AG (FWAG) has been informed that the Aviation State Authority (DHMI) in Ankara has excluded the joint bidders FWAG and Celebi Hava Servisi A.S. from participation in the tender for the concession to operate the three terminals at Antalya Airport.

The reasons for this disqualification will now be evaluated by the partners' attorneys, and further steps will be determined after the results of the analysis are available.

For additional information contact:

Michael Kochwalter (+43-1-) 7007-22300

Brigitta Pongratz (+43-1-) 7007-23000

17/07 ... KA/BP ... 12. April 2007

END